OMB APPROVAL
                                                  OMB Number:          3235-0145
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                          Tech Electro Industries, Inc.
                          ----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                   0008782401
                                  -------------
                                 (CUSIP Number)

                                   Mee Mee Tan
                     Tech Electro Industries, Incorporated
                          477 Madison Avenue, 24th Floor
                                New York, NY 10022
                                 (212) 583-0900
          -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 1999
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement

[ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                             SCHEDULE 13-D

CUSIP No. 000 878-24-01                                        Page 2 of 9 Pages
___________________________________________________________________________
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person):

      WILLIAM KIM WAH TAN
___________________________________________________________________________
(2)   Check the Appropriate Box if a Member of a Group*
                                                            (a) [X]
                                                            (b) [ ]
___________________________________________________________________________
(3)   SEC Use Only

___________________________________________________________________________
(4)   Source of Funds*
      00   AF   PF
___________________________________________________________________________
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e):
                                              N/A
___________________________________________________________________________
(6)   Citizenship or Place of Organization:
      Malaysia
___________________________________________________________________________
Number of Shares      (7)  Sole Voting Power:        575,000 Shares of Common
Beneficially Owned                                   Stock (see response to
by Each Reporting                                    item 5(a))
Person With:
                      (8)  Shared Voting Power:      2,997,546

                      (9)  Sole Dispositive Power:   575,000 Shares of Common
                                                     Stock (see response to
                                                     item 5(a))

                     (10)  Shared Dispositive Power: 2,997,546
___________________________________________________________________________
(11)  Aggregate  Amount Beneficially Owned by Each Reporting Person:
      3,572,546  Shares of Common Stock (see response to Item 5(a))
___________________________________________________________________________
(12)  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

___________________________________________________________________________
(13)  Percent  of Class Represented by Amount in Row (11):
      15.5% / 37.5% (see response to Item 5(a))
___________________________________________________________________________
(14)  Type  of  Reporting  Person*
      IND
___________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 000 878-24-01                                        Page 3 of 9 Pages


Item 1.           Security and Issuer.

                  Securities:
                  -----------
                  Common Stock, no par value ("Common Stock")



                  Issuer:  Tech Electro Industries, Inc.
                           477 Madison Avenue, 24th Floor
                           New York, NY 10022

Item 2.           Identity and Background.

                  Information as to the Reporting Person
                  --------------------------------------
              (a) Name:    William Kim Wah Tan


              (b) Address: c/o Wisma Stephens #27-02
                           Jalan Raja Chulan
                           50200 Kuala Lumpur, Malaysia

              (c) Principal Business:  Chairman of the Board of Directors
                                       President and Chief Executive Officer of
                                       Tech Electro Industries, Inc.
                                       and an Investor

              (d) The reporting person has not, during the last five
                  years, been convicted in a criminal proceeding.

              (e) The reporting person has not, during the last five
                  years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Citizenship:  Malaysia

CUSIP No. 000 878-24-01                                        Page 4 of 9 Pages




Item 3.           Source and Amount of Funds or Other Consideration.

                  On July 6, 1999, 270,000 shares of Common Stock at $1.00 per share, were acquired from the Issuer as consideration for services rendered to the Issuer by the Reporting Person and in lieu of other compensation.

                  The Corporation issued 100,000 shares of Common Stock at $2.25 per share on February 25, 1998 to the Reporting Person for services rendered to the Issuer in 1997 in lieu of other compensation. On December 22, 1999, this transaction was rescinded by the Corporation and the Reporting Person who has waived all compensation due him for said services rendered. The said shares were returned to the Corporation and are now treasury shares.

                  The Corporation issued 300,000 shares of Common Stock at $0.8154 per share on November 18, 1998 to the Reporting Person for services rendered to the Issuer in 1998 and in lieu of other compensation. On December 22, 1999, this transaction was rescinded by the Corporation and the Reporting Person who has waived all compensation due him for said services rendered. The said shares were returned to the Corporation and are now treasury shares.

                  As stated above, on July 6, 1999, the Corporation issued 270,000 shares of Common Stock to the Reporting Person as compensation for services rendered in 1999 and in lieu of other compensation. On December 22, 1999, this transaction was rescinded by the Corporation and the Reporting Person who has waived all compensation due him for said services rendered. The said shares were returned to the Corporation and are now treasury shares.

                  On  October  22,  1999,  500,000  Warrants  were  acquired  by
                  Placement and Acceptance, Inc. from the Issuer as consideration for services rendered to the Issuer in conjunction with the Reporting Person acting as an agent in the AlphaNet Hospitality Systems, Inc. private placement. The above Warrants are exercisable as of October 22, 1999 at $0.75 per share and expire on October 22, 2004. The above Warrants are owned by Placement and Acceptance, Inc. of which the Reporting Person is a director and officer. Ben eficial ownership of these securities is disclaimed and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for the purposes of
                  Section 16 or any other purposes. On October 22, 1999, 550,000 Warrants were acquired by Placement and Acceptance, Inc. from the Issuer as consideration for arranging a credit facility

CUSIP No. 000 878-24-01                                        Page 5 of 9 Pages


                  for the Issuer in conjunction with the AlphaNet Hospitality Systems, Inc. transaction. The above Warrants are exercisable as of October 22, 1999 at $0.75 per share and expire on October 22, 2004. The above Warrants are owned by Placement and Acceptance, Inc. of which the Reporting Person is a director and officer. Beneficial ownership of these securities is disclaimed and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for the purposes of Section 16 or any other purposes.

                  On October 22, 1999, 727,273 Warrants were acquired by Ventures International, Ltd. in conjunction with the Reporting Person's participation in Issuer's private placement for the acquisition of AlphaNet Hospitality Systems, Inc. The above Warrants are exercisable as of October 22, 1999 at $0.75 per share and expire on October 22, 2004. The Issuer's private placement memorandum stated that one Warrant is issued for every share of Common Stock purchased at $0.6875. Thus, due to the Reporting Person's purcha se of 727,273 shares of Common Stock, an equal number of Warrants were issued. Specifically, The above Warrants are owned by Ventures International, Ltd. of which the Reporting Person is a director and officer. Beneficial ownership of these securities is disclaimed and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for the purposes of Section 16 or any other purposes.

                  On November 15, 1999 400,000 Options were acquired by the Reporting Person from the Issuer. The above Options are exercisable as of November 15, 1999 at $0.75 per share with an expiration date of November 15, 2004. The 400,000 options were issued in conjunction with an unanimous written consent of the Board of Directors of the Issuer to grant stock options to directors, key executives and employees.

                  208,000 Common Shares priced at $0.75 were acquired from the Issuer on January 12, 2000 as consideration for repayment of a $156,000 loan made by the Reporting Person to the Issuer and in lieu of other compensation. Shares are owned by Placement & Acceptance, Inc. of which the Reporting Person is a director and officer. Beneficial ownership of these shares is disclaimed and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for the purposes of Section 16 or any other purposes.

                  727,273 Common Shares priced at $0.6875 were acquired from the Issuer on January 19, 2000 as consideration for the Reporting Person's participation in a private placement of the issuer in conjunction with the Issuer's purchase of AlphaNet Hospitality Systems. Shares are owned by Ventures International, Ltd. of

CUSIP No. 000 878-24-01                                        Page 6 of 9 Pages


                  which  the  Reporting   Person  is  a  director  and  officer.
                  Beneficial ownership of these shares is disclaimed and this report shall not be deemed an admission that the Reporting Person is the beneficia l owner of such securities for the purposes of Section 16 or any other purposes.


Item 4.           Purpose of Transaction.

                  Response to Item 3 above incorporated herein by reference.


Item 5.           Interest in Securities of Issuer.

                  (a) The Reporting Person directly holds 75,000 shares of Common Stock and options to acquire 500,000 shares of Common Stock.

                           In conformance with Section 13(d) under the Securities Exchange Act of 1934, as amended, and Rule 13d promulgated thereunder, the Reporting Person has reported all its ownership interest based on both shares of Common Stock directly owned by the
                           Reporting Person and shares of Common Stock underlying securities which are exercisable or convertible within 60 days of the date of this Schedule.

                           The Reporting Person, through his affiliation with Placement and Acceptance, Inc. holds 288,000 shares of Common Stock and Warrants to acquire 1,250,000 shares of Common Stock. The Reporting Person also directly holds 5,000 Units; each Unit consists of one share of Common Stock and one share of Series A Convertible Preferred Stock. (Each share of Series A Preferred Stock is convertible into 2 shares of Common Stock.)

                           The Reporting Person, through his affiliation with Ventures International, Ltd. holds 727,273 shares of Common Stock with Warrants to acquire 727,273 shares of Common Stock.

                           Based on Company's records as of February 2, 2000, 7,023,933 shares of Common Stock were outstanding. The 1,090,273 shares of Common Stock that the Reporting Person has sole and/or shared voting and dispositive power represents 15.5% of the shares of Common Stock outstanding. If the Reporting Person were to exercise his options, he would have a have sole and/or shared voting and dispositive power over

CUSIP No. 000 878-24-01                                        Page 7 of 9 Pages


                           3,567,546 shares of Common Stock. Based on 9,501,206 shares of Common Stock which would be outstanding, the Reporting Person would control 37.5% of the Common Stock outstanding.

                           In conformance with Sections 13(d) under the Securities and Exchange Act of 1934, as amended, and Rule 13(d) promulgated thereunder, the Reporting Person has reported all its ownership interest based on both the shares of Common Stock directly owned by the Reporting Person and shares of Common Stock underlying securities which are exercisable or convertible within 60 days of the date of this Schedule.

                  (b) The Reporting Person has sole voting and dispositive power over 75,000 shares of Common Stock and the right to acquire 500,000 shares of Common Stock.

                           The Reporting Person and Placement and Acceptance, Inc. of which the Reporting Person is an officer, director and controlling shareholder, share voting and dispositive power over 288,000 shares of Common Stock and 1,250,000 Warrants. The Reporting Person also directly holds 5,000 Units; each Unit consists of one share of Common Stock and one share of Series A Convertible Preferred Stock. (Each share of Series A Preferred Stock is convertible into 2 shares of Common Stock.)

                           The Reporting Person and Ventures International Ltd. of which the Reporting Person is an officer, director and controlling shareholder, share voting and dispositive power over 727,273 shares of Common Stock and 727,273 Warrants.

                  (c)      Response to Item 3 incorporated herein by reference.


                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A -       None

CUSIP No. 000 878-24-01                                        Page 8 of 9 Pages



Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 8, 2000                          By:    /s/ WILLIAM KIM WAH TAN
----------------                              -----------------------
Date                                   Name:   William Kim Wah Tan
                                       Title:  Chairman, President, CEO

CUSIP No. 000 878-24-01                                        Page 9 of 9 Pages



                                    Exhibit A

                            Transactions in Shares of
                               Issuer's Securities

                                      None